June 30, 2025

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

        Re: Ilustrato Pictures International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024
            Form 8-K/A Furnished August 23, 2024
            File No. 000-56487
Dear Nicolas Link:

       We issued comments on the above captioned filings on October 22, 2024. On May 7,
2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing